                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]



For the fiscal year ended December 31, 2000


                                      or


[_]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]


For the transition period from _____________ to ________________



Commission file number 33-91238
                       --------



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
                           XPRE$$AVINGS 401(k) PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         U.S. XPRESS ENTERPRISES, INC.

                               4080 JENKINS ROAD

                            CHATTANOOGA, TN  37421

                           XPRE$$AVINGS 401(k) PLAN

                       FINANCIAL STATEMENTS AND SCHEDULE


                          DECEMBER 31, 2000 AND 1999

                               TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS......................................................    2

FINANCIAL STATEMENTS..........................................................................    3
  Statements of Net Assets Available for Benefits--December 31, 2000 and 1999.................    3

  Statement of Changes in Net Assets Available for Benefits for the Year Ended
  December 31, 2000...........................................................................    4

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE....................................................    5

SCHEDULE SUPPORTING FINANCIAL STATEMENTS......................................................   10
  Schedule I:  Schedule H, line 4i--Schedule of Assets Held for Investment
               Purposes--December 31, 2000....................................................   10

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the
Xpre$$avings 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the XPRE$$AVINGS 401(k) PLAN as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Chattanooga, Tennessee
May 25, 2001

                           XPRE$$AVINGS 401(k) PLAN


                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                          DECEMBER 31, 2000 AND 1999


                                                                                        2000               1999
                                                                                    -----------        -----------
ASSETS:
  Investments (Note 1 and Schedule I)                                               $16,698,579        $17,325,219
  Participant loans                                                                   1,077,299            914,689
  Receivables:
      Participant contributions                                                         227,352             61,995
      Employer contributions                                                          1,336,585            448,192
                                                                                    -----------        -----------
         Total receivables                                                            1,563,937            510,187
                                                                                    -----------        -----------
LIABILITIES:
  Excess contributions payable                                                           83,141                  0
                                                                                    -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS                                                   $19,256,674        $18,750,095
                                                                                    ===========        ===========



       The accompanying notes are an integral part of these statements.

                           XPRE$$AVINGS 401(k) PLAN


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     FOR THE YEAR ENDED DECEMBER 31, 2000



ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
  Participant contributions                                   $  4,774,257
  Employer contributions                                         1,336,585
  Net depreciation in fair value of investments                 (2,345,544)
  Interest and dividend income                                   1,134,876
                                                              ------------
     Total additions                                             4,900,174


BENEFITS PAID TO PARTICIPANTS                                    4,393,595
                                                              ------------
NET INCREASE                                                       506,579


NET ASSETS AVAILABLE FOR BENEFITS:

  Beginning of year                                             18,750,095
                                                              ------------
  End of year                                                 $ 19,256,674
                                                              ============



         The accompanying notes are an integral part of this statement.

                           XPRE$$AVINGS 401(k) PLAN


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                          DECEMBER 31, 2000 AND 1999

1.   PLAN DESCRIPTION

     The following description of the Xpre$$avings 401(k) Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

     General

     The Plan is a defined contribution plan established January 1, 1993, by U.S. Xpress Enterprises, Inc. (the "Company") under the provisions of
     Section 401(a) of the Internal Revenue Code (the "IRC"), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     Employees are eligible to participate in the Plan when they have completed six months of service, as defined in the plan document, and have attained age 21.

     Contributions

     As defined in the plan document and limited by requirements of the IRC, eligible employees may make before-tax contributions up to 12% of compensation, and after-tax contributions up to 10% of compensation. Effective January 1, 2000, the maximum deferral percentage for before-tax contributions increased to 15% of compensation. The Company provides a contribution equal to 50% of each participant's before-tax contribution up to a maximum of 6%. The Company does not match after-tax contributions.

     Vesting

     Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions and earnings thereon are based on years of service. Participants who entered the Plan on or before June 30, 2000 vest according to the following schedule:

                                                       Percentage
                     Years of Service                   Vested
          ---------------------------------------     -----------
          Less than two years of service                  0%
          Two but not three years of service             30
          Three but not four years of service            65
          Four or more years of service                 100

Participants entering the Plan on or after July 1, 2000 vest according to the following schedule:

                                                            Percentage
                  Years of Service                           Vested
          -------------------------------------           -------------
          Less than two years of service                         0%
          Two but not three years of service                    20
          Three but not four years of service                   40
          Four but not five years of service                    60
          Five but not six years of service                     80
          Six or more years of service                         100

Participants automatically become 100% vested in employer contributions upon attainment of retirement age, as defined in the plan document, or termination due to death or total disability.

At December 31, 2000 and 1999, forfeited nonvested accounts totaled $326,940 and $184,947, respectively. These accounts will be used to reduce future employer contributions. Forfeitures of $318,562 were used in 2000 to reduce employer contributions.

Benefits

Upon termination of service, a participant may elect to receive an amount equal to the value of the participant's vested interest in his/her account. The form of payment is a lump-sum distribution. In addition, participants may receive an in-service withdrawal of after-tax contributions. Hardship distributions are also permitted if certain criteria are met.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, expenses, the Company's contribution, and the participant's contribution. Allocations of income are based on individual participant account balances in proportion to total participant account balances.

Investment Options

Participants direct contributions, including employer matching contributions, into the following investment options in 5% increments. Participants may change their investment elections daily. A description of each investment option is provided below:

 .    American Century Ultra Advisor Fund                      This fund seeks capital appreciation over time by
                                                              investing primarily in the common stocks of medium
                                                              and large-sized companies that exhibit accelerating
                                                              growth.  This fund was formerly named the Twentieth
                                                              Century Ultra Fund.

 .    STI Classic Balanced Fund                                This fund seeks to provide capital appreciation and
                                                              current income by investing primarily in common
                                                              stocks, preferred stocks, warrants, convertible
                                                              securities, and investment-grade, fixed income
                                                              securities.

 .    STI Classic Capital Appreciation Fund                    This fund seeks to provide capital appreciation by
                                                              investing primarily in a portfolio of common
                                                              stocks, warrants, and convertible securities,
                                                              which, in the advisor's opinion, are undervalued in
                                                              the marketplace at the time of purchase.

 .    SunTrust Employee Benefit Stable Asset Fund              This fund is an actively managed portfolio of
                                                              insurance company-guaranteed investment contracts
                                                              and short-term money market investments.  The fund
                                                              seeks to maximize current income and maintain a
                                                              high degree of liquidity.

 .    U.S. Xpress Enterprises Stock Fund                       This fund invests principally in U.S. Xpress
                                                              Enterprises, Inc. common stock.

As of April 1, 2000, the following funds were added as investment options:

 .    Janus Worldwide Fund                                     This fund seeks to take a global view by investing
                                                              primarily in a mix of foreign and domestic
                                                              companies, although it has generally invested a
                                                              majority of its assets abroad.  Stocks are selected
                                                              one at a time, often with an emphasis on
                                                              high-quality growth franchises believed to be
                                                              trading at reasonable prices.

 .    Janus Enterprise Fund                                    This fund seeks to provide long-term growth of
                                                              capital by investing primarily in common stocks.

 .    STI Classic Mid-Cap Equity Fund                          This fund seeks to provide capital appreciation by
                                                              investing primarily in a portfolio of common
                                                              stocks, warrants, and convertible securities of
                                                              small to midsize companies, which, in the advisor's
                                                              opinion, are undervalued in the marketplace at the
                                                              time of purchase.

     .    STI Classic Small Cap Growth Stock Fund                  This fund seeks to provide long-term capital
                                                                   appreciation by investing in U.S. companies with
                                                                   market capitalizations of up to $3 billion that
                                                                   demonstrate above average growth potential.

     .    STI Classic Tax Sensitive Growth Stock Fund              This fund seeks to provide long-term growth of
                                                                   capital by investing in a diversified portfolio of
                                                                   common stocks of financially strong U.S. companies
                                                                   across all market capitalizations.

     .    STI Classic Value Income Stock Fund                      This fund seeks to provide current income with the
                                                                   secondary goal of achieving capital appreciation by
                                                                   investing primarily in equity securities.

     .    STI Classic Investment Grade Bond Fund                   This fund seeks to provide as high a level of total
                                                                   return through current income and capital
                                                                   appreciation as is consistent with preservation of
                                                                   capital primarily through investment grade
                                                                   fixed-income securities.

     Participant Loans

     Subject to approval, a participant can secure a loan from the Plan against his/her account balance up to the lesser of 50% of the vested account balance or $50,000. The minimum loan amount allowed is $1,000. Loans may generally be repaid over one to five years. Loans must be repaid through automatic payroll deductions unless otherwise provided by the plan administrator. The interest rate is determined by the trustee based on current market conditions and is fixed over the life of the loan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The accompanying financial statements have been prepared using the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the net assets available for benefits and the changes therein. Actual results could differ from these estimates.

     Income Recognition

     Investment income is recorded as earned on the accrual basis. Net realized gains (losses) and unrealized appreciation (depreciation) are presented in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

     Investment Valuation

     Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. The SunTrust Employee Benefit Stable Asset Fund is valued at contract value, which approximates fair value. Purchases and sales of securities are reflected on a trade-date basis.

     The fair or contract values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999 are as follows:

                                                                               2000               1999
                                                                           ------------       ------------
          American Century Ultra Advisor Fund                               $4,669,421         $6,250,557
          STI Classic Balanced Fund                                          2,551,805          2,324,227
          STI Classic Capital Appreciation Fund                              3,341,618          3,352,683
          SunTrust Employee Benefit Stable Asset Fund                        4,330,216          4,261,726
          U.S. Xpress Enterprises Stock Fund                                 1,149,641          1,136,026

     Administrative Expenses

     Each participant's account is charged investment management fees and a $25 annual administrative fee. All other expenses are paid by the Company.

3.   TAX STATUS

     The Plan obtained its latest determination letter on September 27, 1995, in which the Internal Revenue Service stated that the Plan, as amended and restated August 30, 1994, was in compliance with the applicable design requirements of the IRC. The Plan has been amended since that date. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, management believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2000 and 1999.

4.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

5.   RECONCILIATION TO FORM 5500

     As of December 31, 2000 and 1999, the Plan had $56,815 and $182,328, respectively, of pending distributions to participants who had elected to withdraw from the Plan. These amounts are recorded as liabilities in the Plan's Form 5500; however, these amounts are not recorded as liabilities in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States.

     The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the years ended December 31, 2000 and 1999:

                                                  Benefits Payable to            2000                  Net Assets
                                                      Participants             Benefits            Available for Benefits
                                                 -----------------------                          ------------------------
                                                    2000         1999            Paid              2000               1999
                                                 --------     ----------     ------------      -------------      -------------
     Per financial statements                     $     0      $      0       $4,393,595        $19,256,674        $18,750,095
     2000 accrued benefit payments                 56,815             0           56,815            (56,815)                 0
     1999 accrued benefit payments                      0       182,328         (182,328)                 0           (182,328)
                                                 --------     ----------     ------------      -------------      -------------
     Per Form 5500                                $56,815      $182,328       $4,268,082        $19,199,859        $18,567,767
                                                 ========     ==========     ============      =============      =============

                                                                      SCHEDULE I



                           XPRE$$AVINGS 401(k) PLAN


     SCHEDULE H, line 4i--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 2000

         (Employer Identification Number 62-1378182, Plan Number 001)



       Identity of Issuer, Borrower,                Description of Investment, Including Maturity Date,          Current
          Lessor, or Similar Party                Rate of Interest, Collateral, and Par or Maturity Value         Value
----------------------------------------    --------------------------------------------------------------    --------------------
     American Century Mutual Funds              American Century Ultra Advisor Fund                                $ 4,669,421
*    SunBank Capital Management, N.A.           STI Classic Balanced Fund                                            2,551,805
*    SunBank Capital Management, N.A.           STI Classic Capital Appreciation Fund                                3,341,618
*    SunBank Capital Management, N.A.           SunTrust Employee Benefit Stable Asset Fund                          4,330,216
*    U.S. Xpress Enterprises, Inc.              U.S. Xpress Enterprises Stock Fund                                   1,149,641
     Janus Mutual Funds                         Janus Worldwide Fund                                                   215,142
     Janus Mutual Funds                         Janus Enterprise Fund                                                  300,189
*    SunBank Capital Management, N.A.           STI Classic Mid-Cap Equity Fund                                         25,339
*    SunBank Capital Management, N.A.           STI Classic Small Cap Growth Stock Fund                                 55,362
*    SunBank Capital Management, N.A.           STI Classic Tax Sensitive Growth Stock Fund                             29,271
*    SunBank Capital Management, N.A.           STI Classic Value Income Stock Fund                                     13,037
*    SunBank Capital Management, N.A.           STI Classic Investment Grade Bond Fund                                  17,538
*    Various Plan Participants                  Loans to participants, with interest rates from 8.75% to 10.5%       1,077,299
                                                                                                                   -----------
                                                                                                                   $17,775,878
                                                                                                                   ===========



                        *Indicates a party-in-interest.

         The accompanying notes are an integral part of this schedule.